UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Certain Officer and Appointment of Certain Officer

On March 8, 2020, Mr. Yao (Alex) Shi resigned from his position as the Chief Financial Officer (the “CFO”) of China SXT Pharmaceuticals, Inc. (the “Company”). On the same day, Mr. Peter Chan was appointed as the CFO of the Company to fill in the vacancy created by Mr. Shi’s resignation, effective immediately.

Mr. Chan served as CFO, Deputy General Manager and director at PSA Dongguan Container Terminal Co., Ltd prior to joining the Company. He graduated from Victoria University Manchester, Great Britain in 1995 with a degree in accounting and corporate finance. Mr. Chan is also a chartered accountant from the Institute of Charted Accountants in England and Wales. Mr. Chan brings with him valuable working experience in London, Singapore and China with multinational corporations and NYSE-listed company for more than twenty years. Mr. Chan’s extensive experience in funding, merger and acquisition will be critical to the future business expansion for the Company. Mr. Chan has no family relationship with any directors or executive officers of the Company.

A copy of the employment agreement with Mr. Peter Chan is attached hereto as exhibits 10.1.

Submission of Matters to a Vote of Security Holders.

The Compnay held its annual meeting of shareholders for its fiscal year ending March 31, 2020 at 9:30 a.m. ET on March 10, 2020 at its principal executive offices in Jiangsu China. Holders of 16,321,714 shares of the Company's ordinary shares were present in person or by proxy at the annual meeting, representing approximately 58.86% of the total 27,728,081 outstanding ordinary shares and therefore constituting a quorum of more than 50% of the shares outstanding and entitled to vote at the annual meeting as of the record date of January 15, 2020. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Election of Directors

The following individuals were elected as directors to serve on the Board of Directors (the “Board”) until the annual meeting of shareholders for the year ended Mach 31, 2021 or until his successor is duly elected and qualified. No broker non-votes are counted.

Director’s Name	For	Withheld
Feng Zhou	16,321,685	29

Jun Zheng	16,321,685	89

Junsong Li	16,321,685	29

Tulin Lu	16,320,685	1,089

Wenwei Fan	16,320,625	1,089

2.	Ratification of Centurion ZH CPA, LLC. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2020

The shareholders ratified the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2020. No broker non-votes are counted.

For	Against	Abstain
16,321,213	1	500

3.	Approval of the Company’s executive compensation by a non-binding vote.

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
16,318,472	2,339	903

4.	Approval of the frequency of future Stockholder advisory votes relating to the Company’s executive compensation by a non-binding vote.

The shareholders approved to have the non-binding vote on executive compensation occur every three years. No broker non-votes are counted.

1 Year	2 Years	3 Years	Abstain
98,014	2,281	16,219,496	1,923

5.	Approval and adoption of the Company’s Memorandum and Articles of Association (the “Charter Amendment”) to grant the Board the authority to amend the Company’s authorized share capital and to divide or combine shares and to change the quorum for members meeting to one third of the voting rights of the shares of each class.

The shareholders approved and adopted the Charter Amendment. No broker non-votes are counted

For	Against	Abstain
16,221,506	98,885	1,323

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENT

This Current Report contains forward-looking statements. All statements contained in this Current Report other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Current Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this Current Report or to conform these statements to actual results or revised expectations.

Exhibits

Exhibit No.	Description

99.1	Employment Agreement by and between Peter Chan and China SXT Pharmaceuticals, Inc., dated March 8, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: March 10, 2020

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